# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 11/28/2025
Filed by CIK 0001910456
Persons authorized to receive notices and communications: Lynx1 Capital Management LP, D81 Calle C, STE 301, PMB 1202, Dorado, Puerto Rico (PR), 00646-2051, 929-888-7476

## Reporting persons
- Lynx1 Capital Management LP (CIK 0001910456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Comment: Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to the Schedule 13D ("Amendment No. 3") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 23, 2025 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the SEC on November 10, 2025, and Amendment No. 2 filed with the SEC on November 18, 2025 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Neuphoria Therapeutics Inc. (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 25, 2025, the Company disclosed that it ceased its dilutive issuances of securities under its at-the-market ("ATM") offering program on November 7, 2025, the last business day prior to our nomination of director candidates and submission of our prior offer to acquire the Company for $5.20 per share (the "Initial Offer").

On November 14, 2025, we withdrew our Initial Offer directly as a result of the Company's disclosure of a transformational issuance of shares, increasing the share count by 128% over a four-week period. As we have consistently stated since the withdrawal, we continue to stand behind the economics behind our Initial Offer - however, the massive and potentially continuing dilution at indeterminate prices had made it impossible to determine a specific offer price that would capture those economics. As a result of the Company's disclosure that it has ceased issuing shares, we are in the process of recalculating and resubmitting a revised offer based on the assumption that no further issuances will occur during the pendency of the strategic review and incorporating the economics of these value-destructive stock issuances.

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (11/28/2025)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, individually (11/28/2025)